December 17, 2007

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Fifth Street, N.E., Mail Stop 6010

Washington, DC 20549

Attention: Mr. Jeffrey P. Reidler

Re:	SEC Comment Letter dated December 6, 2007

Point Therapeutics, Inc.

Registration Statement on Form S-4

Filed November 26, 2007

File No. 333-147609

Dear Mr. Reidler:

On behalf of Point Therapeutics, Inc., Delaware corporation, (the “Company” or “registrant”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR a complete copy (including certain exhibits) of Amendment No. 1 to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”). A copy of the Amendment No. 1 has been manually signed in accordance with Rule 302 of Regulation S-T and the signature pages thereto will be retained by the Company for a period of five years.

The Amendment No. 1 reflects revisions in response to the comment letter to Michael P. Duffy of the Company, dated December 6, 2007, from the staff of the Commission.

For reference purposes, the staff’s comments in the letter dated December 6, 2007 are reproduced in bold in numerical sequence in this letter, and the corresponding responses of the Company are shown below each comment.

General

1.	We note that it does not appear that the registrant is eligible to use Form S-3. If that is the case, the registrant would not be able to incorporate by reference into this Form S-4. Please revise the proxy statement/prospectus to include all the information required by Form S-4 that cannot be incorporated by reference, or provide a detailed legal analysis to support your position that the registrant is eligible to incorporate information by reference.

In response to comment 1, we have revised the joint proxy statement/prospectus to include all information required by Form S-4 that cannot be incorporated by reference.

Signatures, page II-4

2.	Please revise your signature page to clearly identify the registrant’s principal executive officer, principal financial officer, and controller or principal accounting officer. We refer you to Instruction 1 to Signatures in Form S-4.

In response to comment 2, we have revised the signature page to the Registration Statement to clearly identify the registrant’s principal executive officer, principal financial officer, and principal accounting officer.

*    *    *    *    *    *

I hope that the foregoing has been responsive to the staff’s comments. In addition, I hereby confirm on behalf of the Company that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about this letter or require any further information, please call me at (617) 951-7319.

Respectfully submitted,

/s/ Steven A. Wilcox

Steven A. Wilcox

Ropes & Gray LLP

cc:	Michael P. Duffy

    Point Therapeutics, Inc.

Mark R. Busch

    Kennedy, Covington, Lobdell & Hickman, L.L.P.

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